Filed by RMR Dividend Capture Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended.

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Real Estate Fund Completes Reorganization

with RMR Real Estate Income Fund and Declares Final Dividend

Newton, MA (June 18, 2009):  After the close of business on Wednesday, June 17, 2009, RMR Real Estate Fund (NYSE Amex: RMR) was reorganized into RMR Real Estate Income Fund.

On Wednesday, June 17, 2009, the NAV for RIF was $4.240, and RIF completed a 4:1 reverse stock split.  Accordingly, the opening NAV of RIF on Thursday, June 18, 2009 will be $16.952.  On Wednesday, June 17, 2009, the closing net asset value per share (“NAV”) of common stock for RMR was $3.306.  Since the reorganization was based on the relative NAVs of these funds, the reorganization conversion ratio resulted in RMR common shareholders receiving 0.195 shares of RIF common stock for each share of RMR common stock they previously held.  Common shareholders of RMR may receive fractional shares in connection with the reorganization.

RMR Real Estate Income Fund will trade on the NYSE Amex using the ticker symbol “RIF”.  RIF’s NAV will be reported under the ticker “XRMRX” until further notice.

As a result of the reorganization, preferred shareholders of RMR received an equivalent number of shares of a new series of RIF preferred stock, “Series T”.  The auction date, rate period, dividend payment date and liquidation preference per share of the RIF preferred stock, Series T, received by RMR preferred shareholders in the reorganization is the same as the RMR preferred stock, Series T, that RMR preferred shareholders exchanged in the reorganization.

The CUSIP numbers of the RIF common stock and preferred stock are different from the CUSIP numbers of the RMR common stock and preferred stock, respectively.  RIF’s common stock CUSIP number is 74964K609 and RIF’s preferred stock, Series T, CUSIP number is 74964K302.

As previously announced, common shareholders of record of RMR will receive the following final cash distribution consisting of the fund’s estimated undistributed federal investment company taxable income and net capital gains:

Record Date	Pay Date*	Amount Per Share

June 16, 2009	June 30, 2009	$0.0747

*On or about.

RMR has substantial investments in real estate investment trusts.  Because real estate investment trusts generally classify distributions to RMR subsequent to the end of each calendar year as ordinary income, net capital gain or return of capital, it is expected that some portion of the distribution declared by RMR may be similarly characterized for tax purposes subsequent to this year end.

The existing common shares and preferred shares of RMR will be cancelled and the fund will be dissolved under applicable state law as soon as practicable.

Also, as previously announced, subject to the satisfaction of certain conditions set forth in each Agreement and Plan of Reorganization, the reorganization of each of RMR Hospitality and Real Estate Fund (NYSE Amex: RHR), RMR F.I.R.E. Fund (NYSE Amex: RFR), RMR Preferred Dividend Fund (NYSE Amex: RDR) and RMR Dividend Capture Fund (NYSE Amex: RCR) with RIF are currently expected to close after the end of business on the following dates:

•                  RFR: Thursday, June 18, 2009

•                  RHR: Friday, June 19, 2009

•                  RCR: Monday, June 22, 2009

•                  RDR: Tuesday, June 23, 2009

Details of the common share conversions and dividend payment amounts, if any, will be determined after the end of business on each of the aforementioned closing dates and will be announced by press release prior to the beginning of trading on the NYSE Amex on the first business day following each closing date.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the RMR Funds, including RIF, the surviving fund in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statements/Prospectus and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the proposed reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in their entirety the Joint Proxy Statements/Prospectus that contain important information regarding the investment objectives, risks, charges, expenses and other important information about RIF.

Investors may obtain free copies of the Joint Proxy Statements/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statements/Prospectus and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT THE OPENING NAV OF RIF ON THURSDAY, JUNE 18, 2009 WILL BE $16.952.  THE IMPLICATION OF THIS STATEMENT MAY BE THAT THE TRADING PRICE OF RIF’S COMMON SHARES MAY BE EQUAL TO $16.952.  HOWEVER, COMMON SHARES OF CLOSED END INVESTMENT COMPANIES FREQUENTLY TRADE AT A DISCOUNT TO NAV.  THERE IS NO

ASSURANCE THAT A TRADING PRICE FOR RIF’S COMMON SHARES EQUAL TO OR GREATER THAN NAV WILL RESULT AFTER RIF COMMON SHARES BEGIN TO TRADE.

•                  THIS PRESS RELEASE STATES THAT RFR, RHR, RCR AND RDR MAY BE REORGANIZED WITH RIF.  IN FACT, THESE REORGANIZATIONS MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THE FUNDS’ BOARDS, OR CERTAIN OF THEM, MAY DECIDE NOT TO PROCEED WITH THESE REORGANIZATIONS; OR (II) THE CONDITIONS SET FORTH IN EACH AGREEMENT AND PLAN OF REORGANIZATION AS DESCRIBED IN THE JOINT PROXY STATEMENTS/PROSPECTUS MAY NOT BE MET.

FOR THESE AND OTHER REASONS INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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